SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 4, 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Announcement of LM Ericsson Telephone Company, March 4, 2026 regarding “Ericsson Annual Report 2025 published”

PRESS RELEASE March 4, 2026

Ericsson Annual Report 2025 published

•

Ericsson has published its Annual Report 2025. The report summarizes the company’s financial and sustainability performance for the year, and provides an overview of its strategy, governance, and remuneration of the President and CEO and the Executive Vice President.

•	The Annual Report 2025 comprises Ericsson’s Financial Report including the Sustainability Statement, the Corporate Governance Report, and the Remuneration Report.

The Sustainability Statement in Ericsson’s (NASDAQ: ERIC) Annual Report is prepared in accordance with the European Sustainability Reporting Standards (ESRS) and can be found on pages 95-141 in the Financial report.

The Annual Report 2025 can be downloaded in English at https://www.ericsson.com/en/investors and in Swedish https://www.ericsson.com/sv/investors on Ericsson’s website. The Swedish version is also available in the European Single Electronic Format (ESEF) on Ericsson’s website.

Printed copies of the Annual Report 2025 will be available for order by filling in the form on this page:

https://www.ericsson.com/en/investors/financial-reports/order-annual-report

For further information, please visit the Investor Relations pages:

https://www.ericsson.com/en/investors

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

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PRESS RELEASE March 4, 2026

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON: Ericsson’s high-performing networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Securities Markets Act. The information was submitted for publication at 08:00 AM CET on March 4, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: March 4, 2026